FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated September 25, 2006, regarding an agreement related to the acquisition of 90% of Drive Financial in the U.S.A. for US$ 651 million in cash

Item 1

MATERIAL FACT

     Santander Consumer has reached an agreement to acquire 90% of Drive Financial (“Drive”) in the U.S.A. for US$ 651 million in cash, representing a multiple of 6.9 times the estimated earnings for 2006. It is estimated that at the time of closing, the operation will generate goodwill of US$ 540 million.

     Under the agreement, the price paid by Santander could increase by a maximum of US$ 175 million, if the company achieves certain earning targets set for years 2007 and 2008.

     Drive is one of the leading auto financing companies in “subprime” customer segment in the United States. Based in Dallas, Texas, it is present in 35 states, with approximately 50% of its activity concentrated in Texas, California, Florida and Georgia. Drive has around 600 employees and its products are distributed through more than 10,000 auto dealer partnerships.

     To date, 64.5% of Drive was owned by HBOS plc and 35.5% by its management team. Following the acquisition by Santander, the present Chairman and COO of Drive will act as Chief Executive Officer, maintaining ownership of 10% of the company, a percentage on which the parties have signed a series of options which could enable Grupo Santander to buy the additional 10% between 2009 and 2013 at prices linked to the company’s earnings performance.

     The transaction, which will be completed in 2006 and is pending the relevant approvals, will be immediately accretive for Grupo Santander and is expected to contribute 1.5% to 2007 earning per share of Santander.

Boadilla del Monte (Madrid), September 25, 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: September 26, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President